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                               July 16, 2021

       Raul Villar Jr.
       Chief Executive Officer
       Paycor HCM,Inc.
       4811 Montgomery Road
       Cincinnati, Ohio 45212

                                                        Re: Paycor HCM, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 12,
2021
                                                            CIK No. 0001839439

       Dear Mr. Villar Jr.:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2021 letter.

       Amendment No. 2 to Form S-1

       Selected Consolidated Financial Data, page 67

   1. Give pro forma effect to the stock split in all periods here, and elsewhere in your filing where the number of
outstanding shares or earnings per share information is disclosed.
               You may contact Claire DeLabar, Senior Staff Accountant, at
(202) 551-3349 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
       Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Raul Villar Jr.
Paycor HCM,Inc.
July 16, 2021
Page 2

                                    Sincerely,
FirstName LastNameRaul Villar Jr.
                                    Division of Corporation Finance
Comapany NamePaycor HCM,Inc.
                                    Office of Technology
July 16, 2021 Page 2
cc:       Robert E. Goedert, P.C.
FirstName LastName